CASI PHARMACEUTICALS, INC.

9620 Medical Center Drive, Suite 300

Rockville, MD, 20850

December 16, 2022

VIA EDGAR

Ms. Christine Torney

Mr. Kevin W. Vaughn

Ms. Ada Sarmento

Mr. Joe McCann

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CASI Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021 (the “2021 Annual Report”)
Form 10-Q for the Interim Period Ended September 30, 2022 (the “2022 Quarterly Report”)
File No. 000-20713

Dear Ms. Torney, Mr. Vaughn, Ms. Sarmento and Mr. McCann:

We refer to the letter dated December 7, 2022 from the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) regarding certain comments on the 2021 Annual Report and the 2022 Quarterly Report of CASI Pharmaceuticals, Inc. (together with its subsidiaries, the “Company” or “we”) filed with the Commission on March 28, 2022 and November 14, 2022, respectively. Set forth below are our responses to the Staff’s comments. For your convenience, we have also restated the Staff’s comments below in bold.

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Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2021

Part I

Item 1. Business, page 4

1. At the onset of Part I, please disclose prominently that you are not a Chinese operating company but a US holding company with operations conducted by your Chinese subsidiaries. In addition, please provide early in the Business section a diagram of the company’s corporate structure.

The Company respectfully submits that it will, in its future annual reports (the “Annual Reports”) and subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed, disclose prominently on the onset of the Annual Reports as set forth below:

Holding Company Structure

CASI Pharmaceuticals, Inc. is not a Chinese operating company but a U.S. holding company with a significant portion of the business operations conducted by its Chinese subsidiaries. See “Item 1. Business — Business Development,” “Item 1. Business — CASI Pharmaceuticals (China) Co., Ltd.,” “Item 1. Business — CASI Pharmaceuticals (Wuxi) Co., Ltd.” and “Item 1. Business — China Operations” for further information.

This holding company structure and our operation in China may involve risks. See “Item 1A. Risk Factors — Risks Relating to Our Business Operations in China.”

In addition, the Company will, in its future Annual Reports, provide a diagram of the Company’s corporate structure under “Item 1. Business — Business Development.” As an illustration, for the fiscal year ended December 31, 2021, the diagram of the Company’s corporate structure would have read as follows:

2. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

The Company respectfully submits that it will, in its future Annual Reports, add a risk factor titled “[t]he legal system in China embodies uncertainties which could impose additional requirements and obligations on our business, and PRC laws, rules, and regulations can evolve quickly with little advance notice, which may materially and adversely affect our business, financial condition, and results of operations” as set forth below, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

The legal system in China embodies uncertainties which could impose additional requirements and obligations on our business, and PRC laws, rules, and regulations can evolve quickly with little advance notice, which may materially and adversely affect our business, financial condition, and results of operations.

We conduct a significant portion of our business through our PRC subsidiaries. Our operations in China are governed by PRC laws and regulations. The legal system in China evolves rapidly, and the interpretations of laws, regulations, and rules may contain uncertainties. These uncertainties could limit the legal protections available to us. In addition, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations, which may in turn cause the value of our securities to significantly decline or be worthless. From time to time, we may have to resort to court and administrative proceedings to enforce our legal rights. However, since the authorities in China have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding in China than in other legal systems.

As of the date of this annual report, our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for our business operations, including, among others, the Business License, the Drug Distribution License, the Clinical Trial Application with China National Medical Products Administration, and the notification filing for international collaborative clinical trial or the application for international collaborative scientific research with the China Human Genetic Resources Administrative Office( “HGRAO”). We also work with our business partners which have obtained the requisite license and permits for their business collaboration with us, including among others the Import Drug Registration for product(s) we promote and distribute in China. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, or approvals in the future, failure to obtain which may hinder our ability to carry out our business plan or continue our business operations.

As of the date of this annual report, we and our PRC subsidiaries (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been asked to obtain or were denied such permissions by any PRC authority. On July 7, 2022, the CAC published the Guidelines for Data Export Security Assessment (《数据出境安全评估办法》) (the “Guidelines”), which took effect on September 1, 2022. Pursuant to the Guidelines, the data processor who intends to transfer certain important data or large volume of personal information outside of China shall complete a prior CAC-led data outbound transfer security assessment. However, as the Guidelines has just come into effect, there is no specific enforcement guidelines or interpretation for such security assessment, including what constitutes “important data”, or how to define “outbound transfer”, which results in uncertainties whether our business will be subject to such CAC-led assessment. For the data we accessed through or obtained from clinical trials, we have complied with the laws and regulations then-in-effective, and completed the registration with HGRAO, but it is unclear if we will be required to go through the CAC-led or CAC-involved security assessment or the current HGRAO registration procedure will be changed in the future. We will closely monitor and review any regulatory development and comply with any new approval or license requirement when necessary. If (i) we inadvertently conclude that such permissions or approvals are not required, or (ii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into China as foreign investments or accept foreign investments, or be listed on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected.

In addition, new laws and regulations may be enacted from time to time, and PRC laws, rules, and regulations can evolve quickly with little advance notice. Substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to our businesses. In particular, the PRC government authorities may continue to promulgate new laws, regulations, rules and guidelines with respect to a wide range of issues, such as competition and antitrust, intellectual property, and other matters, which may result in additional obligations imposed on us, and may impact our ability to conduct our business, accept foreign investments, or list on a U.S. or other foreign exchange. Compliance with these laws, regulations, rules, guidelines, and implementations may be costly, and any incompliance or associated inquiries, investigations, and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, or materially and adversely affect our business, financial condition, and results of operations.

The PRC government authorities may exert more control and strengthen oversight over offerings that are conducted overseas and/or foreign investment in overseas-listed China-based issuers like us. Such actions taken by the PRC government authorities may intervene and/or influence our operations at any time, which are beyond our control. There is no assurance that any new rules or regulations promulgated in the future will not impose additional requirements on us. If the PRC government authorities later promulgate new rules or explanations requiring that we obtain their approvals or complete filing procedures with them for our future overseas offerings, we may be unable to obtain such approvals or complete such filing procedures in a timely manner, or at all, and such approvals or filings may be rescinded even if obtained or completed. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline or become worthless. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

3. We note your disclosure on page 40 that your auditor is subject to the determinations announced by the PCAOB on December 16, 2021. Please prominently disclose that in this section and disclose whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. In addition, disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities.

The Company respectfully submits that it will, in its future Annual Reports, revise the risk factor titled “[o]ur Common Stock will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our Common Stock, or the threat of such Common Stock being delisted, may materially and adversely affect the value of your investment” (marked against the language as set forth in the Company’s quarterly report on Form 10-Q for the three months ended June 30, 2022 filed on August 12, 2022), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Our Common Stock will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our Common Stock, or the threat of such Common Stock being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our Common Stock from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. We have been identified by the SEC as a “Commission Identified Issuer” after the filing of our annual report on 10-K for the fiscal year ended December 31, 2021. If we are so identified for another two consecutive years, our Common Stock will be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States, and as a result our Common Stock may be delisted from the Nasdaq Capital Market.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 10-K for the year ending December 31, 2023 which is due by March 31, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our Common Stock are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our Common Stock will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our Common Stock when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our Common Stock. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our common stock could be prohibited from trading in the United States in 2023.

4. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

The Company respectfully submits that it will, in its future Annual Reports, include disclosures describing how cash is transferred through its organization under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” as set forth below. As an illustration, for the fiscal year ended December 31, 2021, the relevant disclosures would have read as follows:

Cash and Asset Transfer among the Company and its Subsidiaries

CASI Pharmaceuticals, Inc. provides funding to its subsidiaries from time to time through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. For the year ended December 31, 2021, CASI Pharmaceuticals, Inc. made no funding through capital contributions or loans to its subsidiaries.

CASI Pharmaceuticals, Inc. also pays service fees to its PRC subsidiaries pursuant to certain sales support service agreement and research and development support service agreement. For the year ended December 31 2021, CASI Pharmaceuticals, Inc. paid service fees of $19.5 million to CASI Pharmaceuticals (China) Co., Ltd., one of its PRC subsidiaries. Under PRC tax laws and regulations, earning of our subsidiaries under such agreements are subject to a statutory rate of 25%.

In the year ended December 31, 2021, no assets other than cash were transferred through our organization.

All cash transfers among CASI Pharmaceuticals, Inc. and its subsidiaries have been eliminated in the Company’s consolidated statement of cash flows.

The existing PRC foreign exchange regulations may limit our ability to initiate and complete the cash transfers within our group. Please see “Item 1A. Risk Factors — Risks Relating to Our Business Operations in China — Governmental control of currency conversion and payments of RMB out of mainland China may limit our ability to utilize our cash balances effectively and affect the value of your investment.”

In addition, the Company will, in its future Annual Reports, revise disclosures relating to dividends and distributions made by the Company and its subsidiaries under “Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities. — Dividend Policy” as set forth below, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Dividend Policy

The Company has never declared or paid dividends on its Common Stock or any other securities and does not anticipate paying any dividends in the foreseeable future.

We may rely on dividends from our subsidiaries in China to pay dividend and other distributions on our Common Stock. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. Under the current regulatory regime in China, a PRC company may pay dividends only out of their accumulated profit, if any, determined in accordance with PRC accounting standards and regulations, and is required to set aside as general reserves at least 10% of its after-tax profit, until the cumulative amount of such reserves reaches 50% of its registered capital, prior to any dividend distribution. In addition, a PRC company shall not distribute any profits in a given year until any losses from prior fiscal years have been offset.

5. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

The Company respectfully submits that it will, in its future Annual Reports, add a risk factor titled “[t]he legal system in China embodies uncertainties which could impose additional requirements and obligations on our business, and PRC laws, rules, and regulations can evolve quickly with little advance notice, which may materially and adversely affect our business, financial condition, and results of operations” as set out in its response to the Staff’s comment No. 2 above.

Item 1A. Risk Factors, page 20

6. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.

The Company respectfully submits that it will, in its future Annual Reports, add a risk factor titled “[t]he legal system in China embodies uncertainties which could impose additional requirements and obligations on our business, and PRC laws, rules, and regulations can evolve quickly with little advance notice, which may materially and adversely affect our business, financial condition, and results of operations” as set out in its response to the Staff’s comment No. 2 above.

7. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your securities and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

The Company respectfully submits that, based on the legal advice it received from its PRC legal counsel, the Company believes it is not required to go through cybersecurity review by the CAC, and the Company will, in its future Annual Reports, provide relevant disclosure under the risk factor titled “[t]he legal system in China embodies uncertainties which could impose additional requirements and obligations on our business, and PRC laws, rules, and regulations can evolve quickly with little advance notice, which may materially and adversely affect our business, financial condition, and results of operations” as set out in its response to the Staff’s comment No. 2 above, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities, page 41

8. Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise this risk factor to highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.

The Company respectfully submits that it will, in its future Annual Reports, add a risk factor titled “[t]he legal system in China embodies uncertainties which could impose additional requirements and obligations on our business, and PRC laws, rules, and regulations can evolve quickly with little advance notice, which may materially and adversely affect our business, financial condition, and results of operations” as set out in its response to the Staff’s comment No. 2 above.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 45

9. Revise the Result of Operations section in your future filings to provide a breakdown of your research and development expense by product candidate. For any amounts that you do not allocate by product candidate, provide a breakdown by nature of expenses. Provide us with a copy of your proposed disclosure in your response letter.

The Company respectfully submits that it will, in its future Annual Reports, include a breakdown of its research and development expenses by product candidates under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.” As an illustration, for the fiscal year ended December 31, 2021, the relevant disclosures would have read as follows:

The following table summarizes our research and development expenses by product candidates:

Year ended December 31, 2021
(US$ in thousands)
CID-103	5,871
EVOMELA	1,051
ANDAs	759
Generic pharmaceuticals	694
BI-1206	272
Other candidates	344
Unallocated research and development expenses
Labor cost	3,278
Depreciation and amortization	1,446
Tax and insurance	658
Others	49
Total research and development expenses	14,422

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Please contact Rui Zhang, at 617-945-6381 or ruiz@casipharmaceuticals.com if you have any questions. Thank you very much.

Sincerely,

CASI Pharmaceuticals, Inc.

By:	/s/ Larry Zhang

Name:	Larry Zhang

Title:	President

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